EXHIBIT 99.1

Quarterly Report to Shareholders

TC Energy reports strong first quarter financial results
Continues to reliably deliver essential energy services across North America

CALGARY, Alberta – May 1, 2020 – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) today announced net income attributable to common shares for first quarter 2020 of $1.15 billion or $1.22 per share compared to net income of $1.0 billion or $1.09 per share for the same period in 2019. Comparable earnings for first quarter 2020 were $1.1 billion or $1.18 per common share compared to $1.0 billion or $1.07 per common share in 2019. TC Energy's Board of Directors also declared a quarterly dividend of $0.81 per common share for the quarter ending June 30, 2020, equivalent to $3.24 per common share on an annualized basis.
“We are living in unprecedented times with the COVID-19 pandemic having a significant impact on millions of people around the world,” said Russ Girling, TC Energy’s President and Chief Executive Officer. “On behalf of everyone at TC Energy, I’d like to express my appreciation to all the front-line health care and other essential service workers who are risking their personal well-being to ensure that testing, treatment and care is provided to those directly impacted by COVID-19. We also offer our equally sincere gratitude to those ensuring that critical delivery systems and supply chains continue to operate. Your selfless acts to keep people safe, fed and comfortable during this difficult time are truly courageous.
“At TC Energy, we remain focused on the health and safety of our employees, contractors and the communities in which we operate and on maintaining the reliability of our critical energy delivery systems,” continued Girling. “Business continuity plans were implemented across all of our operations in early March and we continue to effectively operate our assets and execute on our capital programs which are essential to meeting the energy needs of people across North America.
“The availability of our infrastructure has remained largely unimpacted by recent events with utilization levels robust and in line with historical norms. With approximately 95 per cent of our comparable EBITDA generated from regulated assets and/or long-term contracts, we are largely insulated from short-term volatility associated with volume throughput and commodity prices,” added Girling. “During the first quarter of 2020, our diversified portfolio continued to perform very well. Comparable earnings per share increased 10 per cent compared to the same period last year while comparable funds generated from operations of $2.1 billion were 17 per cent higher. The increases reflect the robust performance of our legacy assets and contributions from the approximately $1.6 billion of capacity projects that have entered service to date in 2020.”
Despite near-term market uncertainty, we continue to believe that access to abundant, responsibly-produced energy from one of the world’s largest reserves and a country with top ESG performance will be crucial to North America’s economy, energy security and standard of living over the longer term. As a result, at the end of March, the Company announced that it was moving forward with construction of the Keystone XL pipeline project which will require an additional investment of approximately US$8.0 billion. The pipeline is expected to enter service in 2023 and will play a critical role in connecting the world's third largest oil reserves in the Canadian oil sands with the continent's largest refining market in the U.S. Gulf Coast. It is underpinned by new 20-year contracts for 575,000 barrels per day that are expected to generate approximately US$1.3 billion of incremental EBITDA on an annual basis when the pipeline enters service. TC Energy has partnered with the Government of Alberta who will invest approximately US$1.1 billion in equity and fully guarantee a US$4.2 billion project-level credit facility through construction. Once the project is completed and placed into service, the Company expects to acquire the Government of Alberta’s equity interest and refinance the credit facility.

“We appreciate the ongoing backing of landowners, customers, Indigenous groups and numerous partners in the U.S. and Canada who helped us secure project support and key regulatory approvals as this important energy infrastructure project is poised to put thousands of people to work, generate substantial economic benefits and strengthen the continent’s energy security,” said Girling. “In addition, we thank the many government officials across North America for their advocacy without which, individually and collectively, this project could not have advanced.”
While capital markets conditions have been significantly impacted by COVID-19, over the course of April, the Company has enhanced its liquidity by in excess of $9 billion through offerings of $2.0 billion of medium term notes in Canada and US$1.25 billion of senior unsecured notes in the U.S., establishment of an incremental US$2.0 billion of committed credit facilities and completion of the $2.8 billion sale of its Ontario natural gas-fired power plants. This is expected to be further supplemented by funds received from closing the Coastal GasLink joint venture and project financing transactions in the second quarter.
“Our strong financial position and continued access to capital markets will enable us to prudently fund our now $43 billion secured capital program in a manner that is consistent with maintaining our solid credit ratings and targeted credit metrics," added Girling. "Once completed, approximately 98 per cent of the Company’s consolidated EBITDA is expected to come from regulated and/or long-term contracted assets. Success in advancing these and other organic growth opportunities emanating from our five operating businesses across North America is expected to support annual dividend growth of eight to 10 per cent in 2021 and five to seven per cent thereafter."
Highlights
(All financial figures are unaudited and in Canadian dollars unless otherwise noted)

•	First quarter 2020 financial results
◦Net income attributable to common shares of $1.15 billion or $1.22 per common share
◦Comparable earnings of $1.1 billion or $1.18 per common share
◦Comparable EBITDA of $2.5 billion
◦Net cash provided by operations of $1.7 billion
◦Comparable funds generated from operations of $2.1 billion

•	Declared a quarterly dividend of $0.81 per common share for the quarter ending June 30, 2020

•	Placed approximately $1.5 billion of NGTL System and $0.1 billion of Canadian Mainline capacity projects in service

•	Completed construction and commissioning activities and placed Napanee in service on March 13

•	Continued construction activities on the $6.6 billion Coastal GasLink pipeline and advanced funding plans for the project

•	Announced on March 31 that we will build Keystone XL and commenced construction in April

•	Received approval for all elements of the NGTL System Rate Design and Services Application in March

•	Received approval for the Canadian Mainline's six-year negotiated settlement in April

•	Reached a five-year negotiated revenue requirement settlement for the NGTL System on April 24

•	Completed the sale of the Ontario natural gas-fired power plants for net proceeds of $2.8 billion on April 29

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Issued $2.0 billion of seven-year fixed-rate medium term notes and US$1.25 billion of 10-year fixed-rate senior unsecured notes and arranged for an additional US$2.0 billion of committed credit facilities in April 2020.

Net income attributable to common shares increased by $144 million or $0.13 per common share to $1.15 billion or $1.22 per share for the three months ended March 31, 2020 compared to the same period last year. Per share results reflect the dilutive impact of common shares issued under our Dividend Reinvestment and Share Purchase Plan (DRP) in 2019. First quarter 2020 results included an income tax valuation allowance release of $281 million following our reassessment of deferred tax assets that are deemed more likely than not to be realized as a result of our decision to proceed with the Keystone XL project, and an incremental after-tax loss of $77 million related to the Ontario natural gas-fired power plant assets held for sale. First quarter 2019 results included an after-tax loss of $12 million related to the U.S. Northeast power marketing contracts which were sold in May 2019. These specific items, as well as unrealized gains and losses from changes in risk management activities, are excluded from comparable earnings as we do not consider these transactions or adjustments to be a part of our underlying operations.
Comparable EBITDA increased by $152 million for the three months ended March 31, 2020 compared to the same period in 2019 primarily due to the net effect of the following:

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increased contribution from Mexico Natural Gas Pipelines mainly due to higher earnings from our investment in the Sur de Texas pipeline which was placed into service in September 2019. This includes revenues of US$55 million from one-time fees earned from the Sur de Texas joint venture associated with our successful completion of the pipeline compared to contract targets

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higher contribution from U.S. Natural Gas Pipelines primarily due to incremental earnings from the Columbia Gas and Columbia Gulf growth projects placed in service in 2019, offset in part by the sale of certain Columbia midstream assets in August 2019

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higher Power and Storage earnings mainly attributable to increased Bruce Power results due to a higher realized power price and generation volumes as well as incremental earnings from Napanee which was placed in service on March 13, 2020. These increases were partially offset by losses in Bruce Power on funds invested for post-retirement benefits and lower earnings in Canadian Power largely as a result of an outage at our Mackay River cogeneration facility and the sale of our Coolidge generating station in May 2019

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higher contribution from Canadian Natural Gas Pipelines primarily resulting from increased rate base earnings, flow-through depreciation and financial charges on the NGTL System from additional facilities placed in service, partially offset by lower flow-through income taxes on both the NGTL System and the Canadian Mainline

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decreased contribution from Liquids Pipelines due to lower uncontracted volumes on the Keystone Pipeline System, lower contributions from liquids marketing activities and decreased earnings as a result of the sale of an 85 per cent equity interest in Northern Courier in July 2019.

Due to the flow-through treatment of certain expenses including income taxes, financial charges and depreciation on our Canadian rate-regulated pipelines, changes in these expenses impact our comparable EBITDA despite having no significant effect on net income.
Comparable earnings increased by $122 million or $0.11 per common share for the three months ended March 31, 2020 compared to the same period in 2019 and was primarily the net effect of:

•	changes in comparable EBITDA described above

•
lower allowance for funds used during construction (AFUDC) primarily due to Columbia Gas growth projects placed in service and the suspension of recording AFUDC on the Tula project due to continuing construction delays

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higher depreciation largely in Canadian Natural Gas Pipelines and U.S. Natural Gas Pipelines reflecting new projects placed in service. Depreciation in Canadian Natural Gas Pipelines is recoverable in tolls on a flow-through basis as discussed in comparable EBITDA above, and therefore has no significant impact on comparable earnings

•	higher Interest income and other primarily from unrealized foreign exchange gains on peso-denominated deferred income tax liabilities reflecting the weakening of the Mexican peso in first quarter 2020

•	a decrease in income tax expense due to lower flow-through income taxes on Canadian rate-regulated pipelines, partially offset by lower foreign income tax rate differentials.
Comparable earnings per common share for the three months ended March 31, 2020 also reflects the dilutive impact of common shares issued under our DRP in 2019.
On March 11, 2020, the World Health Organization declared the novel coronavirus or COVID-19 a global pandemic.  Company business continuity plans were put in place across our organization and we continue to effectively operate our assets, conduct commercial activities and execute on projects with a focus on health, safety and reliability. At the current time, our businesses are broadly considered essential or critical businesses in Canada, the United States and Mexico given the important role our infrastructure plays in delivering energy to North American markets. We anticipate that changes to work practices and other restrictions put in place by government and health authorities in response to COVID-19 will have an impact on certain projects. We generally believe this will not be material, but the ultimate impact is uncertain at this time.
With approximately 95 per cent of our comparable EBITDA generated from rate-regulated assets and/or long-term contracts, we are largely insulated from the short-term volatility associated with volume throughput and commodity prices. Aside from the impact of maintenance activities and normal seasonal factors, to date we have not seen any pronounced changes in utilization of our assets. While it is too early to ascertain any long-term impact that COVID-19 may have on our capital program, directionally we expect some slowdown of our construction activities and capital expenditures in 2020.
Capital market conditions in 2020 have been significantly impacted by COVID-19 resulting in periods of heightened volatility and reduced liquidity. Despite these challenging conditions, we secured in excess of $9 billion of incremental liquidity in April 2020, demonstrating our continued access to capital markets under stressed conditions. Combined with our predictable and growing cash flows from operations, cash on hand, substantial committed credit facilities, and various other financing levers available to us, we believe we are well positioned to continue to fund our obligations, capital program and dividends through a prolonged period of disruption, should it occur.
The full extent and lasting impact of the COVID-19 pandemic on the global economy is uncertain, but to date, has included extreme volatility in financial markets and commodity prices and a significant reduction in overall global economic activity, including widespread extended shutdowns of businesses along with supply chain disruptions. The degree to which COVID-19 has more than a transitory effect on our operations and growth projects will depend on future developments, policies and actions which remain highly uncertain.
Other notable recent developments include:
Canadian Natural Gas Pipelines:

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Coastal GasLink Pipeline project: In December 2019, we entered into an equity purchase agreement to sell a 65 per cent equity interest in Coastal GasLink to KKR-Keats Pipeline Investors II (Canada) Ltd. (KKR) and a subsidiary of Alberta Investment Management Corporation (AIMCo), which is expected to close in second quarter 2020 subject to customary regulatory approvals and consents. As part of the transaction, we will be contracted by the Coastal GasLink Pipeline Limited Partnership to construct and operate the pipeline.

On April 28, 2020, Coastal GasLink Pipeline Limited Partnership executed a credit agreement with a syndicate of banks extending non-recourse project-level financing to fund the majority of the construction costs of the Coastal GasLink pipeline. The credit facilities under this agreement will be available to be drawn once conditions precedent have been met, including the closing of the equity purchase agreement with KKR and AIMCo. Draws on these facilities will reduce partner contributions required to fund the project.

Under the terms of the equity purchase agreement, we will receive upfront proceeds that include reimbursement of a 65 per cent proportionate share of project costs incurred to the date of closing as well as additional payment streams through construction and operation of the pipeline. We expect to record an after-tax gain of approximately $600 million upon closing of the transaction which includes the gain on sale, recognition of previously unrecorded tax benefits and the required revaluation of our 35 per cent retained ownership to fair value, before considering derivatives. In addition, the final gain will be adjusted to reflect the closing date fair value of a derivative used to hedge the interest rate risk on the credit facilities noted above. Upon closing, we expect to account for our remaining 35 per cent investment using equity accounting.
The introduction of partners, establishment of dedicated project-level financing facilities, recovery of cash payments through construction for carrying charges on costs incurred and remuneration for costs to date are expected to substantially satisfy our funding requirements through project completion.
We are also committed to working with the 20 First Nations that have executed agreements with Coastal GasLink to provide them an opportunity to invest in the project. As a result, in conjunction with the equity purchase agreement, we will provide an option to the 20 First Nations to acquire a 10 per cent equity interest in Coastal GasLink on similar terms to what has been agreed with KKR and AIMCo.
Construction activities continue along the pipeline route with approximately 75 per cent of clearing completed and approximately 35 per cent of pipe stockpiled. Major work is now complete for the winter season with crews waiting to remobilize following spring breakup.
While the project has been designated an essential service by the B.C. provincial government, we anticipate that changes in work practices and other restrictions put in place by government and health authorities in response to COVID-19 may have an impact on its progress, however, the extent is uncertain at this time. We continue to work closely with these authorities, as well as communities along our pipeline route, to ensure the safety and well-being of our personnel and our host communities.

•	NGTL System: In the three months ended March 31, 2020, the NGTL System placed approximately $1.5 billion of capacity projects in service.
On February 19, 2020, the Canada Energy Regulator (CER) issued a report recommending that the Governor in Council (GIC) approve the 2021 NGTL System Expansion Program and we are awaiting a final decision from the GIC. The approximately 349 km (217 miles) of new pipeline and three compressor units are required to connect incremental firm-receipt supply commencing April 2021 and expand basin export capacity by 1.1 PJ/d (1.0 Bcf/d).
On January 31, 2020, the $1.1 billion Aitken Creek section of the North Montney project was placed in service. The final section of the project went into service on April 18, 2020. The total project added approximately 206 km (128 miles) of new pipeline along with three compressor units and 13 meter stations.
In March 2019, the NGTL System Rate Design and Services Application was filed with the National Energy Board (NEB). The application addressed rate design, terms and conditions of service for the NGTL System and a tolling methodology for the North Montney Mainline. The CER (successor to the NEB) held a public hearing in fourth quarter 2019 and issued a decision on March 25, 2020 approving all elements of the application as filed.

The NGTL System's 2018-2019 Revenue Requirement Settlement expired in December 2019. On April 24, 2020, the NGTL System announced a five-year negotiated revenue requirement settlement with its customers and other interested parties, encompassing a term from January 1, 2020 through December 31, 2024. The settlement maintains the equity return at 10.1 per cent on 40 per cent deemed common equity, provides the NGTL System with the opportunity to increase depreciation rates if tolls fall below projected levels and includes an incentive mechanism for certain operating costs where variances from projected amounts are shared between the NGTL System and its customers. It also includes a mechanism to review the settlement should tolls exceed a pre-determined level, without affecting the equity return. The NGTL System expects to file an application with the CER for approval in second quarter 2020. Until new rates are approved, the NGTL System is operating under interim tolls for 2020 that were approved by the CER in December 2019.

•	Canadian Mainline: In the three months ended March 31, 2020, Canadian Mainline placed approximately $0.1 billion of capacity projects in service.
On April 17, 2020, the CER approved a six-year unanimously supported negotiated settlement between the Canadian Mainline and its customers. The settlement sets a base equity return of 10.1 per cent on 40 per cent deemed common equity and includes an incentive to either decrease costs and/or increase revenues on the pipeline with a beneficial sharing mechanism to both the shippers and us.
U.S. Natural Gas Pipelines:

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Alberta XPress: On February 12, 2020, we approved the Alberta XPress project, an expansion project on the ANR Pipeline system that utilizes existing capacity on the Great Lakes and Canadian Mainline systems to connect growing supply from the Western Canadian Sedimentary Basin to U.S. Gulf Coast LNG export markets. The anticipated in-service date is 2022 with estimated project costs of US$0.3 billion.

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Buckeye XPress: The Buckeye XPress project represents an upsizing of an existing pipeline replacement project in conjunction with our Columbia Gas modernization program. The US$0.2 billion cost to upsize the replacement pipe and install compressor upgrades will enable us to offer 290 TJ/d (275 MMcf/d) of incremental pipeline capacity to accommodate growing Appalachian production. The FERC certificate for Buckeye XPress was received on January 23, 2020 and we expect the project to be placed in service in late 2020.

Mexico Natural Gas Pipelines:

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Tula and Villa de Reyes: The arbitration process Comisión Federal de Electricidad (CFE) initiated in June 2019 for Villa de Reyes and Tula, and their fixed capacity payments under force majeure, have been suspended while negotiations with respect to the transportation services agreements progress. Similar to the successful amending agreement reached for Sur de Texas that resulted in CFE’s withdrawal of its arbitration request, we anticipate agreements for Tula and Villa de Reyes will be reached before the end of 2020. Construction on the Villa de Reyes project is ongoing with a phased in-service anticipated to commence in third quarter 2020, with full in-service by the end of 2020.

Liquids Pipelines:

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Keystone XL: On March 31, 2020, we announced that we will proceed with construction of Keystone XL, resulting in an additional investment of approximately US$8.0 billion. Construction commenced in April and the pipeline is expected to be placed into service in 2023.

As part of the funding plan, the Government of Alberta has agreed to invest approximately US$1.1 billion as equity in Keystone XL which substantially covers planned construction costs through the end of 2020. The remaining capital investment of approximately US$6.9 billion is expected to be funded through the combination of a US$4.2 billion project-level credit facility to be fully guaranteed by the Government of Alberta and a US$2.7 billion investment by us. Our capital investment is expected to be funded through a combination of internally generated cash flows, hybrid securities and common equity through the activation of our DRP in 2021 and 2022. We intend to also file a $1.0 billion equity shelf to enable an at-the-market equity issuance program which will be utilized if and as deemed appropriate. Once the project is completed and placed into service, we expect to acquire the Government of Alberta's equity investment under agreed terms and conditions and to refinance the US$4.2 billion credit facility in the debt capital markets.
Keystone XL is underpinned by new 20-year transportation service agreements for 575,000 bbl/day which are expected to generate approximately US$1.3 billion of EBITDA on an annual basis. In addition, once the project is in service, current contracts for 115,000 bbl/day from Hardisty to the U.S. Gulf Coast on the existing Keystone line will shift to the new facilities under renewed 20-year contracts. Subject to terms and conditions outlined in the agreements, 50 per cent of any difference between the estimated capital cost and final cost of Keystone XL is subject to a sharing mechanism and will be reflected in the pipeline tolls.
On April 15, 2020, the U.S. District Court in Montana ruled that the USACE violated the Endangered Species Act when it reissued the Clean Water Act Nationwide Permit 12 (NWP12) in 2017. The ruling vacated NWP12 and enjoined the USACE from authorizing any new activities under it, including Keystone XL construction across wetlands and other water bodies in the U.S. The ruling is not specific to Keystone XL as NWP12 is available to and utilized by a broad spectrum of parties for the construction, maintenance or repair of "utility lines", which include natural gas and liquids pipelines, water pipelines and electric, telephone, internet, radio and television lines. We are reviewing options to address the impact of this ruling and to secure the necessary authorizations to continue with planned Keystone XL construction.
Power and Storage:

•	Ontario natural gas-fired power plants: On March 13, 2020, we completed construction and commissioning activities and Napanee was placed in service.
On April 29, 2020, we completed the sale of our Halton Hills and Napanee power plants as well as our 50 per cent interest in Portlands Energy Centre to a subsidiary of Ontario Power Generation Inc. for net proceeds of approximately $2.8 billion following closing price adjustments and prior to post-closing adjustments, resulting in a pre-tax loss of approximately $520 million ($370 million after tax). The increase in the total loss from that disclosed at December 31, 2019 is primarily the result of higher than expected costs to achieve Napanee's March 13, 2020 in-service and the inclusion of post-closing obligations. As these assets had been classified as held for sale, $395 million of the pre-tax loss ($271 million after tax) was recorded up to March 31, 2020, with $116 million of the pre-tax loss ($77 million after tax) recognized in first quarter 2020. The remaining pre-tax loss of approximately $125 million ($99 million after tax) was recorded on close and will be reflected in second quarter 2020 results.

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Bruce Power – Life extension: On March 25, 2020, as a result of COVID-19 impacts, Bruce Power declared force majeure under its contract with the Independent Electricity System Operator. This force majeure notice covers the Unit 6 Major Component Replacement (MCR) and certain Asset Management work. At the time force majeure was declared, the Unit 6 MCR program was ahead of schedule. As a result of the COVID-19 restrictions, Unit 6 has been placed in a safe state and the Unit 6 MCR program has been limited to essential tasks related to plant safety and system integrity. Limited work on critical path activities is continuing, with strict prevention measures in place to protect workers and to ensure adequate provisions for ongoing operations within the facility. At this time, it is too early to determine how long the force majeure will last and what impact it will have to the cost and duration of the program. Bruce Power has reduced its personnel level at the site by over two-thirds in response to the pandemic. Operations and core planned outage activities on all other units continue as normal.

Corporate:

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Common share dividend: Our Board of Directors declared a quarterly dividend of $0.81 per common share for the quarter ending June 30, 2020 on TC Energy's outstanding common shares. The quarterly amount is equivalent to $3.24 per common share on an annualized basis.

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Issuance of long-term debt: In April 2020, TCPL issued $2.0 billion of medium term notes due in April 2027 bearing interest at a fixed rate of 3.80 per cent and US$1.25 billion of senior unsecured notes due in April 2030 bearing interest at a fixed rate of 4.10 per cent.

The net proceeds of these issuances were used for general corporate purposes and to fund our capital program.

•	Incremental credit facilities: In April 2020, we arranged for an additional US$2.0 billion of 364-day committed bilateral credit facilities.
Teleconference and Webcast:
We will hold a teleconference and webcast on Friday, May 1, 2020 to discuss our first quarter 2020 financial results. Russ Girling, President and Chief Executive Officer, Don Marchand, Executive Vice-President, Strategy & Corporate Development and Chief Financial Officer, and other members of the executive leadership team will discuss TC Energy's first quarter financial results and Company developments at 1:00 p.m. MDT / 3:00 p.m. EDT.
Members of the investment community and other interested parties are invited to participate by calling 800.806.5484 or 416.340.2217 (Toronto area) and enter pass code 3787694#. Please dial in 10 minutes prior to the start of the call. A live webcast of the teleconference will be available on TC Energy's website at TCEnergy.com/events or via the following URL: http://www.gowebcasting.com/10572.
A replay of the teleconference will be available two hours after the conclusion of the call until midnight (EDT) on May 8, 2020. Please call 800.408.3053 or 905.694.9451 (Toronto area) and enter pass code 6995164#.
The unaudited interim Condensed consolidated financial statements and Management’s Discussion and Analysis (MD&A) are available on our website at www.TCEnergy.com and will be filed today under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission on EDGAR at www.sec.gov/info/edgar.shtml.

About TC Energy
We are a vital part of everyday life – delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens – we’re there. Guided by our core values of safety, responsibility, collaboration and integrity, our more than 7,300 people make a positive difference in the communities where we operate across Canada, the U.S. and Mexico.
TC Energy's common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP. To learn more, visit us at TCEnergy.com.
Forward-Looking Information
This release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. As actual results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated April 30, 2020 and the 2019 Annual Report filed under TC Energy's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.
Non-GAAP Measures
This news release contains references to non-GAAP measures, including comparable earnings, comparable earnings per common share, comparable EBITDA and comparable funds generated from operations, that do not have any standardized meaning as prescribed by U.S. GAAP and therefore are unlikely to be comparable to similar measures presented by other companies. These non-GAAP measures are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable except as otherwise described in the Condensed consolidated financial statements and MD&A. For more information on non-GAAP measures, refer to TC Energy's Quarterly Report to Shareholders dated April 30, 2020.

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